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                           July 20, 2023

       Joel Morales
       Chief Executive Officer
       Alvotech
       9, Rue de Bitbourg
       L-1273 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Alvotech
                                                            Registration
Statement on Form F-3
                                                            Filed July 14, 2023
                                                            File No. 333-273262

       Dear Joel Morales:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Nicolas H.R. Dumont